Exhibit 99.1

No. 10/08

IAMGOLD PROVIDES SEGMENTED INFORMATION FOR THE QUARTER

Toronto, Ontario, March 28, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) provides additional segmented information on its fourth quarter 2007 results.

IAMGOLD Corporation Segmented Information
(US$’000 unless otherwise stated)
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
Fourth quarter ended December 31, 2007
Revenues	60,924	39,287	12,081	49,535	-	161,827
Earnings from working interests	-	-	-	-	7,872	7,872
Depreciation, depletion and amortization	10,010	10,085	5,811	5,846	-	31,752
Exploration expense	(1,473)	87	48	886	-	(452)
Impairment charges	-	5,489	-	-	-	5,489
Investment income (expense)	-	-	(564)	-	-	(564)
Income and mining taxes (recovery)	7,344	(391)	-	5,134	-	12,087
Net earnings (loss)	13,576	571	(4,617)	11,835	7,872	29,237
Expenditure for mining assets and capitalized
exploration and development	19,504	4,570	248	4,106	-	28,428

	Total Gold	Non Gold	Exploration and	Corporate	Total
	Mines		Development
Fourth quarter ended December 31, 2007
Revenues	161,827	32,419	-	-	194,246
Earnings from working interests	7,872	-	-	-	7,872
Depreciation, depletion and amortization	31,752	6,051	71	189	38,063
Exploration expenses	(452)	-	10,918	(726)	9,740
Impairment charges	5,489	-	-	414	5,903
Investment income (expense)	(564)	-	121	2,777	2,334
Interest expense	-	10	-	143	153
Income and mining taxes (recovery)	12,087	(1,534)	43	5,589	16,185
Net earnings (loss)	29,237	8,961	(13,856)	(15,844)	8,498
Expenditure for mining assets and capitalized
exploration and development	28,428	7,262	4,914	-	40,604

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
Fourth quarter ended December 31, 2006
Revenues	27,025	19,209	12,017	50,090	-	108,341
Earnings from working interests	-	-	-	-	6,303	6,303
Depreciation, depletion and amortization	4,220	2,106	4,453	4,231	-	15,010
Exploration expense	242	886	128	3	-	1,259
Interest expense	-	-	-	343	-	343
Income and mining taxes (recovery)	3,127	184	(1,514)	7,876	-	9,673
Net earnings (loss)	(1,065)	1,718	(2,440)	18,517	6,303	23,033
Expenditure for mining assets and capitalized
exploration and development	5,878	1,762	1,525	2,292	-	11,457

	Total Gold	Non Gold	Exploration and	Corporate	Total
	Mines		Development
Fourth quarter ended December 31, 2006
Revenues	108,341	12,831	-	78	121,250
Earnings from working interests	6,303	-	-	-	6,303
Depreciation, depletion and amortization	15,010	4,024	-	195	19,229
Exploration expenses	1,259	-	5,016	1,761	8,036
Impairment charges	-	-	1,199	183	1,382
Investment income	-	-	33	881	914
Interest expense	343	16	-	368	727
Income and mining taxes (recovery)	9,673	(266)	383	(441)	9,349
Net earnings from discontinued operations, net of tax	-	93	-	-	93
Net earnings (loss)	23,033	2,205	(6,712)	(9,159)	9,367
Expenditure for mining assets and capitalized
exploration and development	11,457	981	3,064	-	15,502

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.